FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2005

                                  DRYSHIPS,INC.

                               80 Kifissias Avenue
                        Amaroussion 15125, Athens Greece
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_]  No [X]

                  INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by DryShips Inc. on April 6, 2005


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 DryShips, Inc.
                        ---------------------------------
                                  (Registrant)



Date   April 6, 2005                By /s/ Christopher Thomas
----------------------                 -------------------------------
                                           Christopher Thomas
                                           Chief Financial Officer

DryShips Inc. Announces the Additional of a Daily Market Report to its Website

ATHENS, Greece, April 6, 2005 - DryShips Inc. (Nasdaq: DRYS), announced today that it has added a "Daily Market Report" page to its website. The page has been designed to provide investors with up to date information on the drybulk chartering market. The page contains information on the three sectors in which the Company operates; namely the capesize, panamax and handymax sectors. In addition, to providing information on the main Baltic Exchange Indices (Capesize, Panamax and Handymax) the page also provides historic data tracking the indices over the past 2 years. Period time charter indication rates and recent charter fixtures and are also included.

George Economou, Chairman, President and Chief Executive Officer of DryShips Inc. commented: "By the end of May 2005 DryShips will have taken delivery of all but one of the 21 Identified and Additional Vessels, thus operating a fleet of 26 ships. Through our press releases we are providing up to date information on the chartering of our fleet and we hope that with the addition of the Daily Market Report page to our website we will be able to assist our investors and the investment community at large with historic and present chartering information on the capesize, panamax and handymax sectors. While there is abundant information on drybulk chartering to market participants we are aware that much of this information is not widely available to investors and with our Daily Market Report page we are trying to address this issue. The new web page is only one of a number of initiatives that we are taking to provide our investors with an informative overview of the market in which we operate".

About DryShips Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. DryShips currently owns a fleet of 18 drybulk carriers and has entered into agreements to purchase an additional 9 vessels.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Visit our website at www.dryships.com

Company Contact:
Christopher J. Thomas
Chief Financial Officer
DryShips Inc.
011-30-210-809-0570
E-mail: management@dryships.gr



Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566 E-mail: nbornozis@capitallink.com